SEC FILE NUMBER 000-50533

CUSIP NUMBER 25402R 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☒ Form 10-Q	☐ Form N-SAR	☐Form N-CSR

For Period Ended: March 31, 2006

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 10-KSB	☐	Transition Report on Form 10-QSB
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Dijji Corp
Full Name of Registrant

Dwango North America Corp
Former Name if Applicable

2211 Elliott Avenue, Suite 601
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98121
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dijji Corp (the “Company”) will be unable to file its Quarterly Report on Form 10-QSB (the “Quarterly Report”) on a timely basis because the Company is considering near term strategic alternatives, including the potential sale or orderly liquidation and winding up of the Company. As of the date of this filing, the Company has not entered into any binding agreement in principle or any other agreement with potential acquirers or strategic partners. In light of the uncertainty regarding the Company’s operations, the Company will require additional time to determine the appropriate disclosure and analysis to be included in the Quarterly Report. Until such determination is made, the financial statements and other disclosure required to be included in the Quarterly Report pursuant to the Securities Exchange Act of 1934, as amended, cannot be completed. Accordingly, the Company is not in a position to file its Quarterly Report on a timely basis without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael C. Dunn	206	832-0654
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify such reports.
☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dijji Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006	By:	/s/ Michael C. Dunn
Michael C. Dunn